

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2013

Via E-mail
Mr. Art Kerry
President
Madison Ventures Inc.
Loma de Bernal 3
Loma Dorada C.P. 76060
Queretaro, Queretaro
Mexico

> **Re:** **Madison Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed May 22, 2013**
> **File No. 333-188753**

Dear Mr. Kerry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Fee Table

2.   We note you indicate that the company is calculating the fee pursuant to Rule 457(a) and 457(o). Given that the company is registering a given number of securities for the selling stockholders of the company it appears that the company should rely on Rule 457(a) as it should be registering a specific amount of securities. Please revise to delete the reference to Rule 457(o) or advise us as appropriate.

Cover Page of Prospectus

3.   Please make the subject to completion legend prominent, as required by Item 501(b)(10) of Regulation S-K. For example, consider placing the legend at the top of the page.

Our Company, page 3

4.   We note your disclosure here and elsewhere in the prospectus that the option expires July 6, 2015. Please reconcile this disclosure with Section 4.1 of the option agreement, which provides that the option shall terminate on the third anniversary of the effective date, or March 3, 2015, unless previously exercised.

5.   Please reconcile your disclosure here and throughout the prospectus regarding payments made pursuant to the option agreement with your disclosure in Note 3 to the Financial Statements as of March 31, 2013. For example only, on page 3 you disclose that the initial cash payment of $15,000 was paid on March 3, 2012 and in Note 3 you disclose that the payment of the $15,000 was deferred for eight months.

The Offering, page 4

6.   We note your disclosure on page 4 that the selling stockholders are offering up to 1,860,000 shares of common stock, which appears to be inconsistent with disclosure on the prospectus cover page indicating that the selling stockholders are offering up to 1,850,000 shares of common stock. Please reconcile your disclosure.

Risk Factors, page 5

7.   Please explain the basis for your statement in the second risk factor that you will need a total of $75,037 to complete the first two phases of your plan of operation. According to the disclosure on pages 27 and 28, the geological evaluation report suggests a total budget of $115,459 to complete the first two phases.

8.   We note that the risk factors "There is no liquidity and no established public market …" and "There is no current trading market for our securities …" appear to address similar risks. Additionally, the risk factors "We intend to become subject to the periodic reporting requirements …" and "We are an 'emerging growth company' and we cannot

be certain if the reduced disclosure requirements …" also appear to address some similar risks. Please revise your disclosure to delete any duplicate risk factor disclosure.

Selling Security Holders, page 11

9.   We note your disclosure that each of the selling stockholders acquired their shares of common stock directly from the company for a purchase price of $0.025 per share, which appears to be inconsistent with the tabular disclosure on page 12. Please reconcile your disclosure.

Plan of Distribution, page 15

10.   Please revise your disclosure throughout this section to clarify that you may not be successful in having your common stock quoted on the OTC Bulletin Board. See the Note to Item 202 of Regulation S-K.

Description of Business, page 18

11.   We note that the next requirement under the option agreement is to pay $5,000 on or before March 3, 2014. Please disclose how you plan to obtain funding to make that payment by that date. Also discuss the impact on the company if you are unable to meet that requirement under the option agreement.

12.   Please disclose the termination rights of the parties under the option agreement.

Description of Property, page 19

13.   Please disclose the process by which mineral rights are acquired at the location of your option agreement. In your response, include a description of the type of rights or claims, such as placer or lode, and clarify the responsible party for payment of annual fees.

14.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

15.   In an appropriate location in your filing, please provide an overview of the exploration and mining permit requirements for companies operating in Ontario, Canada. Include in your overview the permits required to explore or mine, any fees or bonding requirements necessary to explore or mine, the government agencies responsible for any applicable permits, and a discussion pertaining to the time frame to obtain any permits or approvals to explore or mine.

Property History, page 23

16.   As the guidance in paragraph (a)(1) of Industry Guide 7 equates the terms ore and reserves, any utilization of the terms ore, ore grade and ore body are regarded as commensurate with references to proven or probable reserves. Please remove the term ore from this section of your disclosure.

17.   Additionally, please discuss the quality assurance program associated with the sampling data presented in this section of your filing. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

18.   We note your Table 2 titled Exploration History in the Johnny Lake Property Area. Please tell us if this work was performed on your property and, if not, revise to include only exploration work that has been performed on your specific property.

19.   Please elaborate on any heavy metal contamination found in the surface and ground water due to historical mining activities. The extent and significance of the contamination, as well as your plans to remediate the site, should be clear.

Regional Geology, page 24

20.   We note your disclosure in this section referring to mines and other mineral properties that exist in the proximity of your property. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Exploration Potential, page 27

21.   Please disclose in this section the anticipated time frame to complete each phase.

Competitive Conditions, page 29

22.   Please discuss the company's competitive position in the industry and methods of competition as required by Item 101(h)(4)(iv) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 30

23.   Please reconcile your disclosure on page 30 that there were 30 stockholders of record as of May 13, 2013 with your disclosure on page 13 that there were 41 stockholders of record as of May 13, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 31

Plan of Operation, page 31

24.   Please explain the basis for your statement that in the next 12 months, you "anticipate spending an additional $12,525 on general and administration expenses including fees payable in connection with the filing of our registration statement and complying with reporting obligations, and general administrative costs." We note your disclosure on page 33 that in the next 12 months, you anticipate spending approximately $11,000 for accounting and audit requirements, $4,000 (or $1,000 per quarter) for filing costs, and $10,000 for legal costs.

Directors, Executive Officers, Promoters and Control Persons, page 38

25.   Please describe the business experience of each officer and director for the past five years, as required by Item 401(e)(1) of Regulation S-K. We note, for example, that you have not identified Mr. Kerry's principal occupation and employment between 2007 and 2009. In describing the business experience of each officer and director, please include a brief explanation as to the nature of the responsibility undertaken by the individual in prior positions.

26.   We note your disclosure that Mr. Arredondo's background as a manager led to your conclusion that he should serve as a director. Please describe Mr. Arredondo's background as a manager and include the name of any corporation or organization in which Mr. Arredondo served as a manager.

Signatures

27.   We note that Mr. Arredondo has signed the Form S-1 as President, Secretary, Treasury and Director, which is inconsistent with the disclosure on page 38 that he is only a director of the company. Please revise as appropriate.

Exhibits

28.   Please file Exhibit 10.1 in the proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the mining comments. Please contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 with any other questions.
.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director